July 2, 2019

Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129

       Re: National Health Investors, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 19, 2019
           Form 10-Q for the period ended March 31, 2019
           Filed May 7, 2019
           File No. 001-10822

Dear Mr. Hopkins:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2019

Note 2. Real Estate
Holiday, page 11

1. We note your disclosure of a lease amendment and guaranty release ("the Agreement")
      with Holiday. Please tell us how you accounted for the Agreement and reference the authoritative accounting literature management relied upon. In your response, please tell us if you determined the Agreement is a new or modified lease and tell us how you made that determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Roger R. Hopkins
National Health Investors, Inc.
July 2, 2019
Page 2

      You may contact Wilson K. Lee, Senior Staff Accountant, at (202) 551 - 3468 or Jennifer
Monick, Assistant Chief Accountant, at (202) 551 - 3295 with any questions.



                                                         Sincerely,
FirstName LastNameRoger R. Hopkins
                                                         Division of
Corporation Finance
Comapany NameNational Health Investors, Inc.
                                                         Office of Real Estate
and
July 2, 2019 Page 2                                      Commodities
FirstName LastName